Exhibit 15.2

STOCK LOCK-UP LETTER

March 7, 2019

Mr. Thomas Diamante

Chief Executive Officer

SW Financial, LLC

1295 Walt Whitman Road, Suite A

Melville, New York 11747

Gentlemen:

The undersigned shareholder, officer and/or director of StreamNet, Inc. (“Corporation”), in consideration of the underwriting of a public offering (“Offering”) of the securities of the Corporation by SW Financial, LLC (“Broker-Dealer”), hereby agrees that, without the prior written consent of the Broker-Dealer, during a period commencing on the date of closing of the sale of the Securities and continuing for one hundred and eighty (180) days (“Lockup Period”), the undersigned will not (i) sell, transfer or otherwise dispose of, or agree to sell, transfer or otherwise dispose of any shares of common stock of the Corporation beneficially held by the undersigned as of the date hereof; (ii) sell, transfer or otherwise dispose of or agree to sell, transfer or otherwise dispose of any options, rights or warrants to purchase shares of common stock of the Corporation beneficially held by the undersigned as of the date hereof; or (iii) sell or grant, or agree to sell or grant, options, rights or warrants with respect to any such shares of common stock.

The foregoing does not prohibit (a) gifts in which the proposed to donee agrees in writing to be bound by all of the provisions of this agreement prior to the consummation of such gift, (b) private placement transactions by the undersigned in which the proposed transferee agrees in writing to be bound by all of the provisions of this agreement prior to the consummation of such private transaction, (c) transfers by will or the laws of descent, or (d) the exercise by the undersigned of currently outstanding options or warrants, if any, during the Lockup Period, provided that the shares of common stock received upon exercise are subject to the restrictions set forth herein.

The forgoing shall not apply to shares of the Corporation’s common stock acquired by the undersigned in the Offering or to securities acquired by the undersigned in the after market after the closing date of the Offering.

The undersigned agrees to cause:

(i) A copy of this agreement to be available for the Corporation or the Corporation’s transfer agent, if any, upon request and without charge.

(ii) A notice to be placed on the face of each certificate representing the securities stating that the transfer of the securities is restricted in accordance with the conditions set forth on the reverse side of the certificate.

(iii) A typed legend to be placed on the reverse side of each certificate representing the securities which states that the sale or transfer of the securities is subject to certain restrictions pursuant to an agreement between the security holder, the Corporation, and the Broker-Dealer, which agreement is on file with the Corporation and the stock transfer agent, if any, from which a copy is available upon request and without charge.

Notwithstanding anything to the contrary in this agreement, this agreement shall terminate if the Offering is not consummated prior to June 15th, 2019.

Very truly yours,

/s/ Darryl Payne
Darryl Payne